EXHIBIT 2


NEWS RELEASE                                                  EASTERLY
                                                              INVESTOR RELATIONS


                                   Client:   Packaged Ice, Inc.

                                   Contacts: James F. Stuart, Chairman & CEO
                                             Packaged Ice, Inc.
FOR IMMEDIATE RELEASE                        713-464-9384

                                             Ken Dennard / kdennard@easterly.com
                                             Lisa Elliott / lisae@easterly.com
                                             Easterly Investor Relations
                                             713-529-6600


                   PACKAGED ICE ADOPTS SHAREHOLDER RIGHTS PLAN

NOVEMBER 1, 1999 - HOUSTON, TEXAS - The Board of Directors of Packaged Ice, Inc. (NASDAQ:ICED) has declared a dividend distribution of one Right to purchase Series D Participating Cumulative Preferred Stock on each outstanding share of Packaged Ice common stock. Each Right, which will have an exercise price of $12.00, will entitle shareholders to buy one one-thousandth (1/1,000) of a share of the Company's newly authorized Series D Participating Cumulative Preferred Stock. Each one one-thousandth of a share of Preferred Stock is intended to have approximately the same value as one share of Common Stock. The Rights will be exercisable only upon the expiration of ten days after a person or group publicly announces the acquisition of 20% or more of the outstanding Packaged Ice common stock or upon the expiration of ten business days after a person or group publicly announces a tender offer for 20% or more of the common stock (subject in each case to extension of such periods by the Board of Directors, in accordance with the Plan). Packaged Ice will be entitled to redeem the Rights at one cent per Right at any time before the close of business on the tenth business day (subject to extension by the Board of Directors) after a 20% position has been acquired. Until they are triggered, the Rights are redeemable by the Board of Directors, are not represented by separate certificates and are transferable only with the shares of common stock to which they attach. Additional terms of the Rights are contained in a Shareholder Rights Agreement signed by the Company and the Rights Agent on October 29, 1999.

      The dividend distribution will be made on November 9, 1999, payable to shareholders of record as of the close of business on that day. The Rights will expire on November 9, 2009. The Rights distribution is not taxable to shareholders.

      If, on or after October 29, 1999, any person or group was or becomes the beneficial owner of 20% or more of Packaged Ice's common stock, all shareholders other than such 20% beneficial owner will be entitled to purchase Packaged Ice's stock having twice the market value of the exercise price of the Rights (subject to certain adjustment provisions).

      If Packaged Ice is acquired in a merger or other business combination transaction in which it is not the surviving corporation, each Right, other than Rights held by the acquiring company and its affiliates, will entitle its holder to purchase, at the Right's then-current exercise price, a number of the acquiring company's common shares having a market value of twice the Right's exercise price. In the event that Packaged Ice is the surviving corporation in such a business combination transaction, each Right, other than Rights held by the acquiring company and its affiliates, will entitle its holder to purchase a number of shares of Packaged Ice's common stock having a market value of twice the Right's exercise price. The same right occurs if any acquiring person becomes the beneficial owner of 20% or more of Packaged Ice's common stock or in the event of certain self-dealing transactions by an acquiring person.

      Following the acquisition by a person or group of 20% or more of Packaged Ice's common stock, the Board of Directors may exchange all of the Rights, other than Rights owned by the acquiring person and its affiliates, at an exchange ratio of one share of common stock per Right.

      James F. Stuart, Packaged Ice's Chairman of the Board and CEO, said, "The action taken was a precautionary measure. The Rights are designed to assure that all Packaged Ice shareholders receive fair and equal treatment in the event of any proposed takeover of the Company and to guard against partial tender offers and other abusive tactics to gain control of Packaged Ice without paying all shareholders a control premium. The Rights are intended to enable all Packaged Ice shareholders to realize the long-term value of their investment in Packaged Ice. They do not prevent a takeover, but should encourage anyone seeking to acquire the Company to negotiate with the Board prior to attempting a takeover."

                  Packaged Ice is the largest manufacturer and distributor of
[PACKAGED         packaged ice in the United States and currently serves over
   ICE            74,000 customer locations in 27 states and the District of
  LOGO]           Columbia. The Company services all significant markets of the ice industry, including supermarkets and convenience store retailers, restaurants, commercial users and the agricultural sector. Packaged Ice's proprietary disruptive technology, THE ICE FACTORYTM, has changed the competitive landscape in the ice industry and is the driving force behind the Company's stated strategy to increase market share in regions where the Company targets expansion.

This press release contains various forward-looking statements and information that are based on management's belief as well as assumptions made by and information currently available to management. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable; it can give no assurance that such expectations will prove to have been correct. Such statements are subject to certain risks, uncertainties and assumptions. Should one or more of these risks materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those expected. For a discussion of the risks, investors are urged to refer to the Company's reports filed under the Securities Exchange Act of 1934.